1 INTER&CO, INC. INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) ("Inter&Co" or the "Company"), an entity registered with the Brazilian Securities and Exchange Commission ("CVM") as a category "A" foreign issuer of securities and sponsor of the Level II Brazilian Depositary Receipts program, under which each BDR represents one Class A ordinary share issued by the Company ("Level II Sponsored BDRs" and the "Level II Sponsored BDR Program"), following the 6-K filings disclosed on January 26, 2026 and September 2, 2026 and in light of Official Letter No. 81/2026/CVM/SRE/GER-2, dated September 1, 2026 (the "Official Letter"), which states that, at its meeting held on May 6, 2026, the CVM Board partially granted the request to adopt differentiated procedures for the discontinuation of the Level II Sponsored BDR Program ("Discontinuation of the BDR Program"), hereby informs its shareholders, holders of Level II Sponsored BDRs and the market of the operational details and complete schedule for the Discontinuation of the Level II Sponsored BDR Program. Without prejudice to the information below, this publication is strictly for informational purposes and should not be used to calculate any deadline under the Discontinuation of the BDR Program. The Selection Period (as defined below) will begin only upon publication of the Notice on September 16, 2026. The Discontinuation of the BDR Program will be carried out under the terms set forth below. 1. DISCONTINUATION OF THE BDR PROGRAM AND ITS CANCELLATION 1.1. The Discontinuation of the Level II Sponsored BDR Program will be carried out in accordance with the B3 - Brasil, Bolsa, Balcão Issuers Regulation ("B3" and the "Regulation") and the Official Letter, followed by its cancellation with the CVM pursuant to CVM Resolution No. 182, dated May 11, 2023 ("CVM Resolution 182”), and CVM Resolution No. 80, dated March 29, 2022 ("CVM Resolution 80"). 1.2. On January 26, 2026, the Company's Board of Directors approved: (i) the submission of a plan for the Discontinuation of the Level II Sponsored BDR Program; and (ii) following completion of the Discontinuation of the Level II Sponsored BDR

2 Program, the cancellation of the Company's registration with the CVM as a category "A" foreign issuer of securities ("Cancellation of Registration"). 1.3. Subject to the requirements described below, the Company will implement the Discontinuation of the Level II Sponsored BDR Program, followed by its cancellation, through: (i) delivery of Class A Shares issued by the Company (ticker: INTR) ("Class A Shares"), traded on NASDAQ, to holders of Level II Sponsored BDRs who elect this alternative ("Receipt of Class A Shares"); (ii) delivery of Level I Unsponsored BDRs (ticker: INBR34), backed by Class A Shares issued by the Company and traded on B3, to holders of Level II Sponsored BDRs who elect this alternative ("Receipt of Level I Unsponsored BDRs"); and (iii) sale on NASDAQ of the Class A Shares underlying the Level II Sponsored BDRs, with the proceeds delivered to holders of Level II Sponsored BDRs, which alternative applies if holders do not make an election ("Sales Facility"). 1.3.1. Level I Unsponsored BDRs (ticker: INBR34) are backed by the same underlying shares as Level II Sponsored BDRs (ticker: INBR32); that is, each Level I Unsponsored BDR represents 1 (one) Class A Share (ticker: INTR) issued by the Company. 1.3.2. Banco Bradesco S.A. (the "Depositary"), the current depositary institution for the Level II Sponsored BDR Program, also serves as the depositary institution for the Level I Unsponsored BDRs. 1.3.3. The CVM granted registration of the Level I Unsponsored BDR program (ticker: INBR34) on March 17, 2026. 1.4. During the 30-day period from September 17, 2026 through October 16, 2026, ending at 3:00 p.m. (Brasília time) on the last day of that period (the “Selection Period"), holders of Level II Sponsored BDRs may elect Receipt of Class A Shares or Receipt of Level I Unsponsored BDRs, subject to the applicable procedures and cut-off times of their respective custodians or brokers. Any balance of Level II Sponsored BDRs for which no valid election is made during the Selection Period, or for which an election is made in violation of applicable procedures, will automatically be directed to the Sales Facility under the terms of this Notice. The Company will publish a new 6-K for BDR holders announcing the start of the Selection Period in accordance with the schedule above.

3 (i) Receipt of Class A Shares (ticker: INTR): proactively elect to remain shareholders of the Company by receiving Class A Shares in proportion to the Level II Sponsored BDRs held by each holder, with each Level II Sponsored BDR representing 1 (one) Class A Share; (ii) Receipt of Level I Unsponsored BDRs (ticker: INBR34): proactively elect to remain holders of the Company’s BDRs by receiving Level I Unsponsored BDRs in a 1-to-1 ratio with the Level II Sponsored BDRs held by each holder, with each Level I Unsponsored BDR backed by one Class A Share; or (iii) Sales Facility: if a holder does not make an election during the Selection Period, the holder will automatically be subject to the Sales Facility. The Sales Facility consists of the sale on NASDAQ of all Class A Shares underlying the Level II Sponsored BDRs subject to this treatment. The Sales Facility may involve one or more sales of Class A Shares on NASDAQ during the Subsequent Period (as defined below). The U.S. dollar proceeds from those sales will be aggregated and converted into Brazilian reais in a single foreign- exchange transaction carried out by the Depositary only after those proceeds have been fully credited to the Depositary's offshore account, based on the USD/BRL exchange rate in effect on the date of that transaction. Former holders of those Level II Sponsored BDRs will receive, for each Level II Sponsored BDR, an amount in Brazilian reais equal to the average price per share obtained in the sale, less any applicable taxes under applicable law. 1.4.1. Holders of Level II Sponsored BDRs may allocate their positions among the alternatives set out in item 1.4, subject to the requirements applicable to each alternative. 1.5. After the Selection Period ends, a 30-day period, from October 19, 2026 through November 17, 2026, will begin (the “Subsequent Period"), during which (i) the requests of holders of Level II Sponsored BDRs who validly elected Receipt of Level I Unsponsored BDRs will be implemented; and (ii) the Sales Facility applicable to the balance of Level II Sponsored BDRs for which no valid election was made

4 during the Selection Period will be implemented, subject to item 4.4.1. The Subsequent Period does not constitute a new election or submission period for holders of Level II Sponsored BDRs. Receipt of Class A Shares must occur during the Selection Period, pursuant to an instruction registered by 3:00 p.m. (Brasília time) on its last day, as provided in item 2.1 below and subject to the other terms of item 2. 1.5.1. Holders of Level II Sponsored BDRs who elect Receipt of Class A Shares or Receipt of Level I Unsponsored BDRs must make their elections during the Selection Period, in accordance with the terms of this Notice and subject to applicable cut-off times. 1.5.2. It is important to note that investors who elect Receipt of Level I Unsponsored BDRs will have their Level II Sponsored BDRs blocked on the same day their broker or custodian registers the instruction if it is received by 3:00 p.m. (Brasília time), or on the following Business Day if it is received after that time, subject to the cut-off time for the Selection Period. Receipt of Level I Unsponsored BDRs will be effected only during the Subsequent Period, as set forth in Section 3 below. 1.5.3. Failure to make an election, or making an election that does not comply with the procedures described in the sections below, during the Selection Period will be deemed tacit and automatic adherence to the Sales Facility. Accordingly, holders of Level II Sponsored BDRs who do not make an election by the end of the Selection Period, subject to the deadlines above, will have all of their Level II Sponsored BDRs directed to the Sales Facility. 1.6. The deadline for brokers and custodians to submit instructions for the issuance of Level II Sponsored BDRs, including the conversion of Class A Shares into Level II Sponsored BDRs, as well as for the cancellation of Level II Sponsored BDRs, subject in each case to the applicable requirements and procedures, is October 15, 2026, at 3:00 p.m. Brasília time. The books in Brazil for issuances and cancellations of Level II Sponsored BDRs will close on October 16, 2026, and, as of that book closing, the issuance of new Level II Sponsored BDRs will be suspended. Trading in Level II Sponsored BDRs on B3 will be permitted through the close of trading on the last day of the Selection Period, provided that investors who acquire Level II Sponsored BDRs during the last 2 (two) trading sessions of the Selection Period may not have sufficient time to submit their election because of the time

5 required for those BDRs to be reflected in their custody position, in which case they will automatically be directed to the Sales Facility. Level I Unsponsored BDRs, in turn, will begin trading on B3 on the 1st (first) Business Day following the end of the Selection Period, i.e., October 19, 2026. 1.7. The schedule of all relevant procedures is set forth in Annex I to this Notice. For purposes of this Notice and the schedule, "Business Day" means a day that is a business day in both São Paulo, Brazil, and New York, United States. 2. RECEIPT OF CLASS A SHARES 2.1. A holder of Level II Sponsored BDRs who wishes to remain a shareholder of the Company by receiving Class A Shares must, during the Selection Period and no later than 3:00 p.m. (Brasília time) on its last day, request the cancellation of all or part of the holder’s Level II Sponsored BDRs for Receipt of Class A Shares, as set forth in items 2.1.1 and 2.1.2 below. 2.1.1. Holders of Level II Sponsored BDRs who hold their Level II Sponsored BDRs in custody with the B3 Central Depository through a custodian and wish to elect Receipt of Class A Shares must, during the Selection Period, instruct their local custodian or broker, as applicable, to cancel their respective Level II Sponsored BDRs so that the local custodian or broker, by submitting instructions to B3, can process the request in accordance with B3 regulations. 2.1.2. Holders of Level II Sponsored BDRs who hold their Level II Sponsored BDRs in custody on the books of Banco Bradesco S.A. and wish to elect Receipt of Class A Shares must, during the Selection Period, first deposit their BDRs through their local custodian or broker, as applicable, and transfer them to the B3 Central Depository so that they can participate in the Discontinuation procedures described in item 2.1.1 above. To understand the procedures applicable to Receipt of Class A Shares, holders of Level II Sponsored BDRs should contact their respective local custodians or brokers in advance to confirm the required steps, timing, and rules of those intermediaries, including applicable cut-off times.

6 Holders of Level II Sponsored BDRs may elect Receipt of Class A Shares until 3:00 p.m. (Brasília time) on the last day of the Selection Period, subject to the other applicable cut-off times. 2.2. The instruction to cancel Level II Sponsored BDRs for Receipt of Class A Shares, as described above, constitutes the holder’s irrevocable and irreversible consent to Receipt of Class A Shares. 2.3. Any holder of Level II Sponsored BDRs who elects Receipt of Class A Shares must arrange to open a custody account with a broker authorized to trade on NASDAQ (unless the holder already has such an account) before requesting cancellation of the holder’s Level II Sponsored BDRs. The account must be active in time for the transfer of the Class A Shares underlying the holder’s Level II Sponsored BDRs, as described above. 2.3.1. The costs of opening and maintaining a checking account and a custody account with a broker authorized to trade on NASDAQ must be borne by the investor who elects this option. 2.4. After the securities broker completes the cancellation of the Level II Sponsored BDRs with B3, B3 will block the holder’s corresponding balance in the B3 System. In accordance with the instructions in the cancellation requests received, the Depositary will instruct The Bank of New York Mellon (the "Custodian") to transfer the Class A Shares underlying the cancelled Level II Sponsored BDRs to the holders’ custody accounts with a broker authorized to trade on NASDAQ immediately after B3 registers the cancellation instruction. The Class A Shares will be delivered within 2 (two) Business Days after B3 registers the instruction, regardless of the time of registration. Once delivery of the Class A Shares is confirmed, the Depositary will approve the cancellation of the corresponding blocked Level II Sponsored BDRs on the Business Day following confirmation of delivery. 2.4.1. Holders of Level II Sponsored BDRs who elect Receipt of Class A Shares must instruct the broker or brokers authorized to trade on NASDAQ that they have selected regarding the transfer, so that the selected broker or brokers are aware of it and complete the procedures necessary to receive the transfer of their Class A Share position from the Custodian.

7 The local custodian or broker, as applicable, must report the custody account with a broker authorized to trade on NASDAQ in the B3 System on behalf of the investor, so that the account-opening procedure for holders of Level II Sponsored BDRs who elect Receipt of Class A Shares is completed during the Selection Period. 3. RECEIPT OF LEVEL I UNSPONSORED BDRs 3.1. A holder of Level II Sponsored BDRs who wishes to elect Receipt of Level I Unsponsored BDRs must make that election during the Selection Period. 3.2. Holders of Level II Sponsored BDRs who make this election by 3:00 p.m. (Brasília time) on October 16, 2026 (the end date of the Selection Period) will be deemed to have validly elected Receipt of Level I Unsponsored BDRs. 3.3. Holders of Level II Sponsored BDRs who hold their Level II Sponsored BDRs in custody with the B3 Central Depository and wish to elect Receipt of Level I Unsponsored BDRs must contact the institution with which their BDRs are held in custody to determine the procedures required by that institution, as applicable, so that the institution can process the request through the B3 System. 3.3.1. The local custodian or broker of holders of Level II Sponsored BDRs whose BDRs are held in custody with the B3 Central Depository and who elect Receipt of Level I Unsponsored BDRs must follow the procedures described above, as applicable. To understand the procedures applicable to Receipt of Level I Unsponsored BDRs, holders of Level II Sponsored BDRs should contact their respective local custodians or brokers in advance to confirm the required steps, timing, and rules of those intermediaries, including applicable cut-off times. During the Selection Period, holders of Level II Sponsored BDRs may elect Receipt of Level I Unsponsored BDRs through their brokers, subject to applicable cut-off times. It is important to note that investors who elect Receipt of Level I Unsponsored BDRs will have their Level II Sponsored BDRs blocked for trading on the same

8 day their broker or custodian registers the instruction if it is received by 3:00 p.m. (Brasília time), or on the following Business Day if it is received after that time, except that instructions received after 3:00 p.m. (Brasília time) on the last day of the Selection Period will not be valid for purposes of Receipt of Level I Unsponsored BDRs. The Level I Unsponsored BDRs will be credited to the positions of holders of Level II Sponsored BDRs who validly elected Receipt of Level I Unsponsored BDRs on October 21, 2026, the 3rd (third) Business Day after the end of the Selection Period. Because many holders of Level II Sponsored BDRs are neither qualified investors nor employees of the Company or other companies in its group, implementing Receipt of Level I Unsponsored BDRs for any investor requires the principal trading market for the Class A Shares to have been a recognized market during the 12 (twelve) months preceding Receipt of Level I Unsponsored BDRs. This requirement is satisfied by NASDAQ, a recognized market on which the Class A Shares are traded. 4. SALES FACILITY 4.1. Holders of Level II Sponsored BDRs who (i) do not submit an election by October 16, 2026 at 3:00 p.m. (Brasília time) (end date of the Selection Period), or (ii) submit an election that does not comply with Sections 2 and 3 above, will automatically be subject to the Sales Facility. Under the Sales Facility, all Class A Shares underlying the Level II Sponsored BDRs held by those holders that are not allocated to Receipt of Class A Shares or Receipt of Level I Unsponsored BDRs will be sold on NASDAQ. Holders will receive an amount equal to the average price per Class A Share obtained in the sale, as described in item 4.2 below, less any applicable taxes under applicable law. 4.2. After the Selection Period has elapsed without a holder of Level II Sponsored BDRs electing Receipt of Class A Shares and/or Receipt of Level I Unsponsored BDRs, B3 will block the holder’s corresponding balance of Level II Sponsored BDRs and record in its systems a redemption provision value for the Level II Sponsored BDRs equal to the market value of the Class A Shares verified at the close of October 16, 2026 at 3:00 p.m. (Brasília time) (end date of the Selection Period), in U.S. dollars. That U.S.-dollar amount will be aggregated and converted into Brazilian reais in a single foreign-exchange transaction to be carried out by the Depositary only after all

9 USD proceeds from the sale of the Class A Shares under the Sales Facility have been credited to Banco Bradesco S.A.'s offshore account, based on the USD/BRL exchange rate in effect on the date of that transaction, less any applicable taxes under applicable law. 4.2.1. The Company will disclose these amounts in a 6-K and will treat them as estimates only. The amounts may change upon the actual sale of the Class A Shares on NASDAQ and may be higher, lower, or equal to the sale provision value. 4.2.2. Under the Sales Facility, the final sale price of the Class A Shares underlying the Level II Sponsored BDRs will be disclosed in due course and used for the financial settlement of the redemption of the Level II Sponsored BDRs by B3. 4.3. By the end of the Selection Period, B3 will calculate the number of Class A Shares for which no election was made for Receipt of Class A Shares or Receipt of Level I Unsponsored BDRs and will notify the Depositary, which will take the necessary steps to implement the Sales Facility (i.e., sell the corresponding Class A Shares on NASDAQ). 4.4. The sale of Class A Shares under the Sales Facility will be conducted by the Depositary on a best-efforts basis on NASDAQ during the Subsequent Period. This staggered-sale mechanism is commonly used in transactions of this type to mitigate the risk of abrupt changes in the price and trading volume of the Class A Shares that could result from concentrating the sale of all the shares in a single transaction. In connection with implementing the Sales Facility, confirmation of personal data with holders who become subject to the Sales Facility may be required (including, without limitation, their names, the number of Class A Shares and BDRs they hold, their addresses, and their material relationships with the Company), and such personal data may be disclosed to comply with U.S. laws and regulations. 4.4.1. The date on which the sale of Class A Shares on NASDAQ begins may be moved forward or postponed for operational reasons. At its discretion, the Depositary may conduct the Sales Facility sales over a period shorter than 30 (thirty) days, in which case the estimated dates in the Annex I schedule will be adjusted accordingly. 4.4.2. Depending on the number of Class A Shares to be sold, the sale may take place over one or more subsequent days, provided that it occurs during the

10 Subsequent Period. The price per share paid to the respective holders of Level II Sponsored BDRs will equal the average sale price of those Class A Shares on NASDAQ, less any applicable taxes, as described in item 4.2 above. 4.4.3. The price at which Class A Shares are sold on NASDAQ through the Sales Facility may be lower than the market trading price of the Class A Shares on NASDAQ on the sale date if another event has caused a change in that trading price or, for example, if the Class A Shares are sold in a "block trade," which is traditionally executed at a discount to the market trading price. 4.4.4. The Custodian, the Depositary, and the Company do not undertake any obligation to holders of Level II Sponsored BDRs to sell the Class A Shares underlying the Level II Sponsored BDRs at any specific price or to compensate such holders for any loss, damage, or liability arising from the sale of those Class A Shares through the Sales Facility. 4.5. To enable holders of Level II Sponsored BDRs to make an informed decision, the Company presents the information below. This information does not, however, guarantee the sale price of the Class A Shares underlying the Level II Sponsored BDRs under the Sales Facility and must not, under any circumstances, be regarded as a recommendation to sell or hold those Class A Shares. 4.5.1. Volume-weighted average trading price of Level II Sponsored BDRs on B3 in the 12 (twelve) months prior to disclosure of this Notice: R$ 38.02 (***) 4.5.2. Volume-weighted average trading price of Class A Shares on NASDAQ in the 12 (twelve) months prior to publication of this Notice in U.S. dollars: US$ 7.16 (***) 4.5.3. Volume-weighted average trading price of Class A Shares on NASDAQ in the 12 (twelve) months prior to publication of this Notice in reais: R$ 37.11 (*) (***) 4.5.4. Net equity value per BDR based on the Company's quarterly information form – ITR for the period ended June 30, 2026: R$31,65 4.5.5. Net equity value per Class A Share based on the Company's quarterly information form – ITR for the period ended June 30, 2026: US$ 6.17 (**)

11 (*) Based on the daily U.S. dollar exchange rate (PTAX) for conversion. (**) US$1 = R$5.1253, based on the exchange rate on September 4, 2026. (***) 12-month average = Between September 4, 2025, and September 4, 2026. 4.6. The proceeds from the sale of the Class A Shares underlying the Level II Sponsored BDRs will be received by the Depositary in U.S. dollars after all Class A Shares underlying the Level II Sponsored BDRs subject to the Sales Facility have been sold. 4.6.1. The Depositary will convert that amount into Brazilian reais at the USD/BRL exchange rate in effect on the conversion date, less any applicable taxes under applicable law. 4.6.2. The Company will publish a new 6-K regarding the Sales Facility disclosing, among other things, (i) the total number of Class A Shares underlying the Level II Sponsored BDRs that were sold, (ii) the average U.S.-dollar prices per share/BDR, (iii) the estimated payment date to holders of Level II Sponsored BDRs in Brazil, and (iv) the final amount in Brazilian reais payable per Level II Sponsored BDR to holders of Level II Sponsored BDRs, less any applicable taxes under applicable law. 4.6.3. The Depositary will (i) remit to B3 the proceeds attributable to holders of Level II Sponsored BDRs whose positions were held with the B3 Central Depository, and B3 will in turn be responsible for remitting those proceeds to the respective holders through their custodians; and (ii) transfer the amounts due to holders of Level II Sponsored BDRs whose positions were held directly with the Depositary. If a holder of a Level II Sponsored BDR has not updated its registration with its custodian, the holder must do so because the sale proceeds will be remitted based on the information registered with the custodian in the B3 environment. 4.7. Holders of Level II Sponsored BDRs whose registration with their custodian is not up to date must contact their custodian to collect their proceeds.

12 5. CANCELLATION OF THE COMPANY'S REGISTRATION WITH THE CVM 5.1. After the Discontinuation of the Level II Sponsored BDR Program has been completed through the procedures described in the preceding items, the Company will submit the request for Cancellation of Registration. 5.2. The Company will keep the market informed, as required by applicable law, of the CVM's decision on Cancellation of Registration. 6. ADDITIONAL INFORMATION 6.1. The Company confirms that (i) it has not issued any other securities that are outstanding in Brazil and, accordingly, the Discontinuation of the Level II Sponsored BDR Program will result in Cancellation of Registration; and (ii) all information relating to the Company, its results and operations, as well as all information required by the CVM, is available on the websites of the CVM (http://www.cvm.gov.br), B3 (http://www.b3.com.br), and the Company (https://investors.inter.co/). In addition, holders of Level II Sponsored BDRs may consult the landing page available at https://investors.inter.co/bdr/ for answers to frequently asked questions. 6.2. Costs of converting Level II Sponsored BDRs into Class A Shares as a result of an election made during the Selection Period and/or converting Level II Sponsored BDRs into Level I Unsponsored BDRs will be borne by the Company. Costs of the Sales Facility, including costs relating to engaging the bank responsible for selling the Class A Shares on NASDAQ, will also be borne by the Company. Taxes and other costs, including any costs relating to opening and maintaining accounts with an institution authorized to trade on NASDAQ, will be borne exclusively by the holder. 6.3. Holders of Level II Sponsored BDRs, whether resident or non-resident in Brazil, are responsible for determining the tax and foreign-exchange consequences of the transactions contemplated by this Notice and for complying with the obligations arising from their elections. The Company recommends that investors resident or non-resident in Brazil consult their own legal advisors for further information on the matters described in this item and assumes no responsibility in this regard.

13 6.4. Investors with any covered long forward positions who wish to make an election during the Selection Period, and holders of Level II Sponsored BDRs with any positions as lenders under securities-lending agreements who wish to make an election during the Selection Period, must obtain information about the necessary procedures from their respective custodians or brokers. The Company will keep the market, its shareholders, and holders of Level II Sponsored BDRs informed throughout the Discontinuation of the BDR Program. Additional information may be obtained from the Company's Investor Relations Department by email at ir@inter.co or through the Company’s website at https://investors.inter.co/en. Belo Horizonte, September 8, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations Legal Representative of the Company in Brazil

14 ANNEX I SCHEDULE FOR DISCONTINUATION OF THE BDR PROGRAM The schedule for implementing the voluntary discontinuation of the Level II Sponsored BDR Program is as follows: • January 26, 2026. Board of Directors resolution approving: (i) submission of a plan for the Discontinuation of the Level II Sponsored BDR Program under the procedure established in the B3 Issuers Regulation, followed by its cancellation with the CVM pursuant to CVM Resolution 182 and CVM Resolution 80; and (ii) following completion of the Discontinuation of the Level II Sponsored BDR Program, cancellation of the Company's registration with the CVM as a category "A" foreign issuer of securities. • January 26, 2026. Publication of a Material Fact announcing the Board of Directors’ resolution and the plan for the Discontinuation of the Level II Sponsored BDR Program. • January 29, 2026. Submission to B3 and the CVM for approval of the "Request for Approval of Procedures and Conditions for Voluntary Discontinuation of the Brazilian Depositary Receipts (BDRs) Level II Sponsored Program Backed by Class 'A' Ordinary Shares Issued by INTER & CO, INC. and Cancellation of Foreign Issuer Registration". • March 17, 2026. CVM grant of registration of the Level I Unsponsored BDR program (ticker: INBR34), backed by Class A Shares issued by the Company, with Banco Bradesco S.A. as depositary institution. • May 6, 2026. CVM Board meeting at which the Board partially granted the request to adopt the differentiated procedure for the voluntary discontinuation of the Level II Sponsored BDR Program. • September 2, 2026. Publication of a Material Fact announcing the CVM’s partial grant. • September 16, 2026. Publication of the Notice to holders of Level II Sponsored BDRs for purposes of the Selection Period. • September 17, 2026 to October 16, 2026. 30-day Selection Period.

15 • October 15, 2026. Last day for the submission of instructions for the issuance and cancellation of Level II Sponsored BDRs; brokers and custodians may submit such instructions only until 3:00 p.m. (Brasília time). • October 16, 2026. Closing of the books in Brazil for issuances and cancellations of Level II Sponsored BDRs and, as of that book closing, suspension of the issuance of new Level II Sponsored BDRs. • October 16, 2026. Last trading day for Level II Sponsored BDRs on B3. • October 19, 2026. Start of the 30-day Subsequent Period for implementation of the Sales Facility for holders of Level II Sponsored BDRs who, because they failed to make an election or made an election that did not comply with applicable procedures, became subject to the Sales Facility. • October 19, 2026. First business day following the end of the Selection Period: commencement of trading of Level I Unsponsored BDRs (ticker: INBR34) on B3. • October 21, 2026. Credit of Level I Unsponsored BDRs to the positions of holders of Level II Sponsored BDRs who validly elected Receipt of Level I Unsponsored BDRs, corresponding to the 3rd (third) Business Day after the end of the Selection Period. • November 17, 2026. End of the Subsequent Period. Publication of a Notice to BDR Holders stating (i) the total amount of Class A Shares underlying the Level II Sponsored BDRs sold on NASDAQ; (ii) the average prices in U.S. dollars per share/BDR; (iii) the payment date to holders of Level II Sponsored BDRs in Brazil; and (iv) the final price in Brazilian reais payable per Level II Sponsored BDR, less any applicable taxes. • October 19, 2026 to November 17, 2026. The Depositary will make cash payments in Brazilian reais to holders of Level II Sponsored BDRs whose Class A Shares underlying their Level II Sponsored BDRs were sold on NASDAQ through the Sales Facility. • After November 18, 2026. Submission to the CVM of the request for Cancellation of Registration. After the CVM and B3, as applicable, have ruled on the Cancellation of Registration, the Company will publish a Material Fact informing the market of their decisions.